Exhibit 17.1

From: David E. Tether
Sent: Friday, March 18, 2005 12:29 PM
To: Gary M. Laskowski, Michael D’Amelio
Cc: Norton, Ralph; Epstein, Walter; Jonathan D. Betts, Peter W. DeVecchis, Jr., Larry Goldberg, David M. Lindhal
Subject: Board Resignation

Gentlemen,

Recently I was told by a shareholder that the focus of the company I founded and worked so hard to make a success was changing to other applications, something that I was totally unaware of. I found out, too, from a shareholder that Solomon filed a patent that I was also not made aware of. A Patent that would have taken several months to write, yet I knew nothing of it even as the title of Chief Technology Officer. I was also advised by another Solomon shareholder that Hugh Murray was buying back the Solomon electric boats because of his total dissatisfaction with our management and employees. This shareholder in fact was a buyer of one of those boats, and has expressed his total lack of faith in the current management, which I am no longer even a part of. When the shareholders know more about the Company than I do then it is time for me to leave.

It is for these reasons that I can no longer be a member of the Board of Directors. I formally turn in my resignation as of 12:20, March 18, 2005.

David E. Tether